HealtheMed, Inc.
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
U.S. Bank	604.59
Total Checking/Savings	604.59
Total Current Assets	604.59
TOTAL ASSETS	**604.59**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loans from Stockholders	90.00
Total Other Current Liabilities	90.00
Total Current Liabilities	90.00
Total Liabilities	90.00
Equity	
Capital Stock	30,042.80
Retained Earnings	-16,466.73
Net Income	-13,061.48
Total Equity	514.59
TOTAL LIABILITIES & EQUITY	**604.59**